Exhibit 12.1

THE TRAVELERS COMPANIES, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions)	2007	2006	2007	2006

Income before income taxes	$1,674	$1,454	$4,775	$4,136
Interest	94	88	255	242
Portion of rentals deemed to be interest	19	18	59	53
Income available for fixed charges	$1,787	$1,560	$5,089	$4,431

Fixed charges:
Interest	$94	$88	$255	$242
Portion of rentals deemed to be interest	19	18	59	53
Total fixed charges	113	106	314	295
Preferred stock dividend requirements	1	2	5	6

Total fixed charges and preferred stock dividend requirements	$114	$108	$319	$301

Ratio of earnings to fixed charges	15.88	14.63	16.22	15.02
Ratio of earnings to combined fixed charges and preferred stock dividend requirements	15.66	14.38	15.97	14.73

The ratio of earnings to fixed charges is computed by dividing income available for fixed charges by the fixed charges. For purposes of this ratio, fixed charges consist of that portion of rentals deemed representative of the appropriate interest factor.